April 8, 2020

Madeline Cammarata
President
Green Stream Holdings Inc.
16620 Marquez Ave
Pacific Palisades, CA 90272

       Re: Green Stream Holdings Inc.
           Offering Statement on Form 1-A
           Post-qualification Amendment No. 1
           Filed March 24, 2020
           File No. 024-11086

Dear Ms. Cammarata:

       We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Post-qualification Amendment No. 1 filed March 24, 2020

General

1. Please revise your signatures on page III-2 to identify your principal executive officer, principal financial officer and principal accounting officer. See Instruction 1 to the
      Instructions to Signatures on Form 1-A.
Exhibits

2. We note that your legal opinion opines on the sale of up to 13,599,998 shares.
      Additionally, we note that this post-qualification amendment increases the volume of securities being offered. Please have counsel update the legality opinion to opine on the sale of up to 100,226,665 shares of common stock.
 Madeline Cammarata
FirstName LastNameMadeline Cammarata
Green Stream Holdings Inc.
Comapany NameGreen Stream Holdings Inc.
April 8, 2020
Page 8,
April 2 2020 Page 2
FirstName LastName
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jonathan Burr at 202-551-5833 or Pamela Howell at 202-551-3357 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction